Exhibit 5.1

AMERICAS NEW YORK SAN FRANCISCO SÃO PAULO SILICON VALLEY WASHINGTON, D.C. ASIA HONG KONG SEOUL	One Liberty Plaza New York, NY 10006-1470 T:+1 212 225 2000 F:+1 212 225 3999 clearygottlieb.com D: 1 212 225 2451 shwang@cgsh.com	EUROPE & MIDDLE EAST ABU DHABI BRUSSELS COLOGNE LONDON MILAN PARIS ROME

May 21, 2026

Alphabet Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

Ladies and Gentlemen:

We have acted as special counsel to Alphabet Inc., a Delaware corporation (the “Company”), in connection with its offering pursuant to a registration statement on Form S-3 (No. 333-286752) (the “Registration Statement”) and the prospectus, dated April 25, 2025, as supplemented by the prospectus supplement, dated May 15, 2026 (together, the “Prospectus”), of:

•	¥135,500,000,000 aggregate principal amount of 1.965% notes due 2029,

•	¥200,500,000,000 aggregate principal amount of 2.412% notes due 2031,

•	¥123,200,000,000 aggregate principal amount of 2.822% notes due 2033,

•	¥64,900,000,000 aggregate principal amount of 3.189% notes due 2036,

•	¥19,100,000,000 aggregate principal amount of 3.713% notes due 2041,

•	¥9,300,000,000 aggregate principal amount of 4.395% notes due 2056 and

•	¥24,000,000,000 aggregate principal amount of 4.599% notes due 2066

(collectively, the “Securities”).

The Securities were issued pursuant to an indenture dated as of February 12, 2016 (the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Trustee”).

In arriving at the opinion expressed below, we have reviewed the following documents:

(a)	the Registration Statement and the documents incorporated by reference therein;

(b)	the Prospectus and the documents incorporated by reference therein;

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the locations listed above.

Alphabet Inc., p. 2

(c)

an executed copy of the Terms Agreement (including the Underwriting Agreement in the form in which it was incorporated into the Terms Agreement) dated May 15, 2026 between the Company and the underwriters named in Schedule I thereto;

(d)

executed copies of the Indenture dated February 12, 2016 and the Officer’s Certificate dated May 21, 2026, establishing the terms of the Securities in accordance with Sections 2.01, 3.01 and 3.03 of the Indenture;

(e)	facsimile copies of the Securities in global form as executed by the Company and authenticated by the Trustee; and

(f)

copies of the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws certified by the Secretary of State of the State of Delaware and the assistant secretary of the Company, respectively.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Securities have been validly issued by the Company and are the valid, binding and enforceable obligations of the Company, entitled to the benefits of the Indenture.

Insofar as the foregoing opinion relates to the valid existence and good standing of the Company, it is based solely on confirmation from public officials. Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the federal law of the United States of America, the law of the State of New York or the General Corporation Law of the State of Delaware that in our experience normally would be applicable to general business entities with respect to such agreement or obligation), (b) we express no opinion with respect to the effect of any mandatory choice of law rules and (c) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity.

Alphabet Inc., p. 3

We note that by statute, the law of the State of New York provides that a judgment or decree rendered in a currency other than the currency of the United States shall be converted into U.S. dollars at the rate of exchange prevailing on the date of entry of the judgment or decree. There is no corresponding Federal statute and no controlling Federal court decision on this issue. Accordingly, we express no opinion as to whether a Federal court would award a judgment in a currency other than U.S. dollars or, if it did so, whether it would order conversion of the judgment into U.S. dollars.

The foregoing opinion is limited to the law of the State of New York and the General Corporation Law of the State of Delaware.

We hereby consent to the use of our name in the Prospectus under the heading “Legal Matters” as counsel for the Company who has passed on the validity of the Securities and to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K dated May 21, 2026. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended or the rules and regulations of the Securities and Exchange Commission thereunder.

The opinion expressed herein is rendered on and as of the date hereof, and we assume no obligation to advise you or any other person, or to make any investigations as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinion expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuangjun Wang
Shuangjun Wang, a Partner